Coastal Media Inc.
                               1574 Gulf Road #139
                             Point Roberts, WA 98281
                    Phone: (360) 226-7862 Fax: (610) 643-9902
                          Email: coastalmedia@gmail.com


September 11, 2006

U.S. Securities and Exchange Commission
Mr. Larry Spirgel
Assistant Director
Mail Stop 3720
100 F Street NE
Washington, DC 20549

Re: Coastal Media Inc.
    Registration Statement on Form SB-2
    File Number:  333-135852
    Amendment No. 4 Filed September 5, 2005

Dear Mr. Spirgel:

This letter shall serve as the request of Coastal Media Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Wednesday, September 13, 2006, 12:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Jan Aaron Sigurgeirson
----------------------------------------
Jan Aaron Sigurgeirson, President & CEO